UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Cyclacel Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	91-1707622
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Connell Drive, Suite 1500, Berkeley Heights, NJ 07922
(Address of principal executive offices) (Zip code)

(908) 517-7330
(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS

REQURIED IN CONNECTION WITH THE SCHEDULE 14F-1.

NO PROXIES ARE BEING SOLICITED.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

March 5, 2025

The information provided in this Schedule 14f-1 was not timely filed with the Securities and Exchange Commission by Cyclacel Pharmaceuticals, Inc.

INTRODUCTION

This Information Statement is being mailed to holders of record at the close of business on March 6, 2025 (the “Record Date”) of shares of our common stock, par value $0.001 per share (“Common Stock”), or preferred stock, par value $0.001 per share, of Cyclacel Pharmaceuticals, Inc., a Delaware corporation (“Cyclacel,” the “Company,” “we,” “us,” or “our”),  in connection with the change of control and composition of the board of directors of the Company (the “Board”) as contemplated by that certain Securities Purchase Agreement, dated February 11, 2025, by and among David E. Lazar, the previous interim Chief Executive Officer and Secretary of the Company, with an individual investor, Datuk Dr. Doris Wong Sing Ee.  The transactions contemplated by the Securities Purchase Agreement were consummated on February 26, 2025.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

On the Record Date, there were 207,336,389 shares of our Common Stock issued and outstanding, 135,273 shares of our 6% Convertible Exchangeable Preferred Stock issued and outstanding, 264 shares of Series A Preferred Stock issued and outstanding, 0 shares of Series C Preferred Stock issued and outstanding and 354,738 shares of Series D Convertible Preferred Stock issued and outstanding with the holders thereof being entitled to cast one vote per share.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF CYCLACEL PHARMACEUTICALS, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

This Information Statement relates to a change in the composition of our Board of Directors (the “Board”) that occurred on February 26, 2025, in connection with a Securities Purchase Agreement (the “Purchase Agreement”) by and among David E. Lazar (the “Seller”), the previous interim Chief Executive Officer and Secretary of the Company, with an individual investor, Datuk Dr. Doris Wong Sing Ee (the “Purchaser”). Pursuant to the Purchase Agreement, the Purchaser purchased 1,000,000 shares of Series C Convertible Preferred Stock of the Company, $0.0001 par value per share (the “Series C”) and 1,745,262 shares of Series D Convertible Preferred Stock of the Company, $0.0001 par value per share (the “Series D”) (collectively, the Series C and Series D are the “Securities”). The transaction contemplated by the Purchase Agreement closed on February 26, 2025 (the “Closing Date”). Additionally, the Purchaser purchased and succeeded to all of the Seller’s rights and interests under a definitive securities purchase agreement between the Seller and the Company dated January 2, 2025.

On the Closing Date, the Seller issued written notice to the Company to exercise the conversion rights related to the Series C and Series D shares into the shares of common stock, par value $0.001 per share (the “Common Stock”) of the Company, which were registered in the Purchaser’s name, as follows: (i) 1,000,000 shares of Series C converted into 2,650,000 shares of Common Stock of the Company; and (ii) 1,745,262 shares of Series D converted into 191,978,820 shares of Common Stock of the Company. Effective from the Closing Date, Datuk Dr. Doris Wong Sing Ee owns approximately 70% of the fully diluted capital stock of the Company, which ownership provides her with voting control of the Company.

Pursuant to the Purchase Agreement, the majority of the Board changed at the closing of the Purchase Agreement:

Dr. Samuel L. Barker, Paul McBarron and Spiro Rombotis resigned and the Board appointed Datuk Dr. Doris Wong Sing Ee, Kwang Fock Chong and Kiu Cu Seng to fill their vacancies on the Board.

Avraham Ben-Tzvi and David Natan also provided notice of resignation to be effective upon the earlier of the filing date of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024 or March 31, 2025.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, which has been filed as Exhibit 10.1 to that certain Current Report on Form 8-K of the Company filed with the SEC on February 27, 2025.

The incoming directors had not been directors of the Company at the time of their appointment, did not hold any positions with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). However, this Information Statement is not timely filed.

Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning our new executive officers and directors. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of March 5, 2025, our outstanding capital stock entitled to vote at a meeting of our shareholders included our Common Stock, Series A Convertible Preferred Stock and Series D Convertible Preferred Stock. Each share of Common Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock entitles the holder thereof to one vote.

Whenever dividends on the Series A Convertible Preferred Stock and Series D Convertible Preferred Stock (the “Preferred Stock”) or on any outstanding shares of preferred stock ranking on parity as to dividends with the Preferred Stock shall be in arrears in an aggregate amount equal to at least six quarterly dividends (whether or not consecutive), (i) the number of members of the Board shall be increased by two, effective as of the time of election of such directors as hereinafter provided and (ii) the holders of the Preferred Stock (voting separately as a class with the holders of preferred stock ranking on parity as to dividends with the Preferred Stock on which like voting rights have been conferred and are exercisable, without regard to series) will have the exclusive right to vote for and elect such two additional directors of the Company at any meeting of stockholders of the Company at which directors are to be elected held during the period such dividends remain in arrears.

The right of the holders of the Preferred Stock to vote for such two additional directors shall terminate when all accrued and unpaid dividends on the Preferred Stock and all other affected classes or series of preferred stock ranking on parity as to dividends with the Preferred Stock have been declared and paid or set apart for payment. The holders of the Preferred Stock voting as a class shall have the right to remove without cause at any time and replace any directors such holders shall have elected pursuant to this Section 9. If the office of any director elected by the holders of Preferred Stock voting as a class becomes vacant by reason of death, resignation, retirement, disqualification, removal from office or otherwise, the remaining director elected by the holders of Preferred Stock (together with any other series of preferred stock ranking on a parity with the Preferred Stock and upon which like voting rights have been conferred and are exercisable) voting as a class may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred. The term of office of all directors so elected shall terminate immediately upon the termination of the right of the holders of the Preferred Stock to vote for such directors, and the number of directors of the Board shall immediately thereafter be reduced by two. The Board shall determine, when and if required, to which class of directors such directors appointed by the holders of the Preferred Stock shall be appointed under the Company’s Certificate of Incorporation; provided, however, that if applicable, the term of such directors shall terminate earlier than the expiration of the terms provided for the applicable class or classes of directors if the right of the holders of Preferred Stock to appoint directors terminates as provided herein.

So long as the Preferred Stock is outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least a majority (unless a higher percentage shall then be required by applicable law) of all outstanding shares of Preferred Stock voting separately as a class with the holders of preferred stock ranking on parity as to dividends with the Preferred Stock on which like voting rights have been conferred and are exercisable, without regard to series, (i) amend, alter or repeal any provision of the Certificate of Incorporation (including, without limitation, these resolutions) or the Bylaws of the Company so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Preferred Stock, or (ii) create, authorize or issue, or reclassify any authorized stock of the Company into, or increase the authorized amount of, any class or series of the Company’s capital stock ranking senior to the Preferred Stock as to dividends or as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any obligation or security convertible into shares of such a class or series.

In addition, so long as the Preferred Stock is outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least a majority (unless a higher percentage shall then be required by applicable law) of all outstanding shares of Preferred Stock voting separately as a class with the holders of preferred stock ranking on parity as to dividends with the Preferred Stock on which like voting rights have been conferred and are exercisable, without regard to series, enter into a share exchange pursuant to which the Preferred Stock would be exchanged for any other securities or merge or consolidate with or into any other person or permit any other person to merge or consolidate with or into the Company, unless in such case each share of Preferred Stock shall remain outstanding or unaffected or shall be converted into or exchanged for convertible exchangeable preferred stock of the surviving entity having voting rights, preferences, limitations or special rights thereof substantially similar (but no less favorable) to a share of Preferred Stock.

A class vote on the part of the Preferred Stock shall, without limitation, specifically not be deemed to be required (except as otherwise required by law or resolution of the Company’s Board) in connection with (a) the authorization, issuance or increase in the authorized amount of any shares of capital stock ranking junior to or on parity with the Preferred Stock both as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, when and if issued, including Common Stock; or (b) the authorization, issuance or increase in the amount of any bonds, mortgages, debentures or other obligations of the Company (other than those that may be covered by clause (ii) of the preceding sentence).

Except as otherwise provided herein or as otherwise required by law, the Preferred Stock shall have no voting rights. However, as long as any shares of Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend this Certificate of Designation, (b) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (c) increase the number of authorized shares of Preferred Stock, or (d) enter into any agreement with respect to any of the foregoing.

As of March 5, 2025, there were 207,336,389 shares of our Common Stock issued and outstanding, 135,273 shares of our 6% Convertible Exchangeable Preferred Stock issued and outstanding, 264 shares of Series A Preferred Stock issued and outstanding, 0 shares of Series C Preferred Stock issued and outstanding and 354,738 shares of Series D Convertible Preferred Stock issued and outstanding. No vote or other action by our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Effective from the Closing Date, Datuk Dr. Doris Wong Sing Ee owns approximately 70% of the fully diluted capital stock of the Company, which ownership provides her with voting control of the Company.

Pursuant to the Purchase Agreement, the majority of the Board at the closing of the Purchase Agreement changed: Dr. Samuel L. Barker, Paul McBarron and Spiro Rombotis resigned and the Board appointed Datuk Dr. Doris Wong Sing Ee, Kwang Fock Chong and Kiu Cu Seng to fill their vacancies on the Board.

The shares of our Series C Convertible Preferred Stock and Series D Convertible Preferred Stock issued to the Purchaser were issued in reliance upon exemptions from registration pursuant to Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D, and Regulation S under the Securities Act.

DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors Prior to the Change in Control

The following table sets forth the officers and directors of Cyclacel Pharmaceuticals, Inc. immediately prior to the February 26, 2025, change-in-control transaction.

Name	Age	Position(s)
David E. Lazar	34	Interim Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer
Avraham Ben-Tzvi	54	Director
David Natan	71	Director
Dr. Samuel L. Barker	82	Director
Paul McBarron	64	Director
Spiro Rombotis	66	Director

David E. Lazar. Mr. Lazar served as interim Chief Executive Officer of the Company, principal executive officer and principal financial officer from January 2, 2025 through February 26, 2025. Mr. Lazar also served as the Chief Executive Officer of OpGen, Inc., (OTC: OPGN) since March 2024, where he also serves as chairman of the board of directors. Mr. Lazar has also served as the President and a member of the board of directors of LQR House Inc. (NASDAQ: LQR) since October 2024. Mr. Lazar is also the Chief Executive Officer of Titan Pharmaceuticals Inc. listed on Nasdaq (NASDAQ: TTNP) since August 2022, where he also served as a director and board chairman from August 2022 until October 2023. On December 28, 2023, Mr. Lazar was appointed Chief Executive Officer and to the board of directors of Minim, Inc. (NASDAQ: MINM). Mr. Lazar has successfully served as a custodian to numerous public companies across a wide range of industries, including without limitation, C2E Energy, Inc. (OTCMKTS: OOGI), China Botanic Pharmaceutical Inc. (OTCMKTS: CBPI), One 4 Art Ltd., Romulus Corp., Moveix, Inc., Arax Holdings Corp. (OTCMKTS: ARAT), ESP Resources, Inc. (OTCMKTS: ESPIQ), Adorbs, Inc., Exobox Technologies Corp. (OTCMKTS: EXBX), Petrone Worldwide, Inc. (OTCMKTS: PFWIQ), Superbox, Inc. (OTCMKTS: SBOX), Sino Green Land Corp. (OTCMKTS: SGLA), SIPP International Industries, Inc. (OTCMKTS: SIPN), Cereplast, Inc. (OTCMKTS: CERPQ), Energy 1 Corp. (OTCMKTS: EGOC), ForU Holdings, Inc. (OTCMKTS: FORU), China Yanyuan Yuhui National Education Group, Inc. (OTCMKTS: YYYH), Pan Global Corp. (OTCMKTS: PGLO), Shengtang International, Inc. (OTCMKTS: SHNL), Alternaturals, Inc. (OTCMKTS: ANAS), USA Recycling Industries, Inc. (OTCMKTS: USRI), Tele Group Corp., Xenoics Holdings, Inc. (OTCMKTS: XNNHQ), Richland Resources International Group, Inc. (OTCMKTS: RIGG), AI Technology Group, Inc., Reliance Global Group, Inc. (NASDAQ: RELI), Melt, Inc., Ketdarina Corp., 3D MarkerJet, Inc. (OTCMKTS: MRJT), Lvpai Group Ltd., Gushen, Inc., FHT Future Technology Ltd., Inspired Builders, Inc., Houmu Holdings Ltd. (OTCMKTS: HOMU), Born, Inc. (OTCMKTS: BRRN), Changsheng International Group Ltd., Sollensys Corp. (OTCMKTS: SOLS), Guozi Zhongyu Capital Holdings Co. (OTCMKTS: GZCC) and Cang Bao Tian Xia International Art Trade Center, Inc. Mr. Lazar currently serves as an Advisor to PROMAX Investments LLC, a position he has held since July 2022, and as an Ambassador at Large for the Arab African Council for Integration and Development, since March 2022. He has also served as the CEO of Custodian Ventures LLC, a company which specializes in assisting distressed public companies through custodianship, since February 2018, and Activist Investing LLC, an actively managed private investment fund, since March 2018. Previously, Mr. Lazar served as Managing Partner at Zenith Partners International Inc., a boutique consulting firm, from July 2012 to April 2018. In his role as Chief Executive Officer of Custodian Ventures LLC, Mr. Lazar has successfully served as a custodian to numerous public companies across a wide range of industries. Based on Mr. Lazar’s diverse knowledge of financial, legal and operations management, public company management, accounting, audit preparation, due diligence reviews and SEC regulations, our Board of Directors believes that Mr. Lazar has the appropriate set of skills to serve as interim Chief Executive Officer of the Company.

Executive Officers and Directors Following the Closing Date

Upon the consummation of the Purchase Agreement, the following individuals comprised the members of the Board of Directors and the executive management of the Company.

Name	Age	Position
Datuk Dr. Doris Wong Sing Ee	43	Chief Executive Officer and Executive Director
Kiu Cu Seng	36	Chief Financial Officer, Executive Director and Secretary*
Kwang Fock Chong	46	Director
Avraham Ben-Tzvi	54	Director
David Natan	71	Director

*	Kiu Cu Seng will serve as the Company’s co-principal financial officer and co-principal accounting officer along with David Lazar until the effective date of Mr. Lazar’s resignation on the earlier of the filing date of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024 or March 31, 2025.

Datuk Dr. Doris Wong Sing Ee, brings more than 20 years of management experience to her role as Chief Executive Officer of the Company across various industries ranging from oil and gas, property development, solar, engineering, advertising, food and beverage, raw materials and more. She specializes in business development, strategic consultancy and corporate advisory in mergers and acquisition and joint venture across Malaysia, Singapore, China, Japan, Thailand and Indonesia. Since October 2020, Datuk Dr. Doris Wong Sing Ee has been serving as an Executive Director of Metronic Global Bhd, an investment holding company, where she has been optimizing financial operations, establishing business goals, advising the board of directors on organizational activities and executing special business projects. She has also been involved in various investment opportunities in business diversification, generating new revenue and increasing shareholders’ wealth. She has served as the Executive Director of BSL Corporation Berhad (KLSE: BSLCORP) since May 2024, a public listed company with its business segments constituting stamping and manufacturing of precision metal parts and fabrication of tools and dies, printed circuit boards (PCB) assembly of all types of electronics and electrical components, devices and systems, fabrication and forging of base metal components for consumer products.

Datuk Dr. Doris Wong Sing Ee served as an independent director and member of the audit committee and the compensation committee of Energem Corp since from its initial public offering on November 16, 2021 until her appointment as Executive Director on January 27, 2023. Following Energem Corp’s completion of a series of transactions that resulted in its business combination on March 14, 2024, she served as a director of the combined entity until January 6, 2025. Since February 2017, Datuk Dr. Doris Wong Sing Ee has been a non-independent non-executive director at Trive Property Group Bhd (0118.KL). Previously, from January 2019 to September 2020, she served as Chief Corporate Officer in Metronic Engineering Sdn. Bhd. (0043.KL) where she oversaw HR operations, set objectives for the HR team and helped shape the brand strategy of the company. Datuk Dr. Doris Wong Sing Ee served as General Manager from 2015 to 2016 in Dai-Ichi Kikaku Sdn. Bhd. where she was overseeing and handling business development, client strategy and direction, creative, production, media planning, procurement and research. From 2012 to 2015, she served as Strategic Business Consultant for JLPW Law Firm where she handled mergers and acquisitions and joint venture deals internationally for various industries and from 2002 to 2012, Datuk Dr. Doris Wong Sing Ee started her career as a Managing Director at Niagamatic Sdn. Bhd., where she controlled all business operations to give strategic guidance and directions to the board and staff to ensure the company achieved its financial vison, mission and long-term goals.

Kiu Cu Seng, brings significant accounting and audit experience involving publicly listed companies during his years working with accounting standards. Prior to joining the Company, Mr. Kiu served as Energem Corp’s Chief Financial Officer from August 12, 2021 through its completion of a series of transactions that resulted in its business combination on March 14, 2024. Since March 2021, Mr. Kiu has served as Group Accountant for BCM Alliance Bhd, Sanichi Technology Bhd. and Trive Property Group Bhd. His responsibility is on group consolidation issues. From June 2019 to February 2021, Mr. Kiu served as Manager in SBY & Partners PLT (formerly known as Siew Boon Yeong & Associates) an established professional accounting organization providing a comprehensive range of services ranging from audit and assurance, taxation and accounting where he specialized in auditing matters.

From June 2017 to February 2019, Mr. Kiu served as a Senior Auditor with Siew Boon Yeong & Associates. Prior to that, from December 2016 to June 2017, Mr. Kiu served as a semi-senior auditor at the corporate compliance firm, Z. AMIN and he started his career in 2013 until December 2016 with YTS & Associate. Mr. Kiu graduated from Infrastructure University Kuala Lumpur in the year 2013 with bachelor’s degree (with Honors) in Accounting and from Kuala Lumpur Infrastructure University College with a Diploma in Accounting in 2009.

Kwang Fock Chong, is a Chartered Accountant in Malaysia, and brings nearly 20 years of the working experience to the Company. Prior to joining the Company, Mr. Chong served as an Independent Director, Chair of the Audit Committee and member of the Compensation Committee of Energem Corp since its initial public offering on November 16, 2021 until its business combination on March 14, 2024. His experience includes auditing of public listed companies, multinationals and private limited companies in various industries. Other than conducting statutory audit in Malaysia, he also performed audit for companies based in China and the AIPAC region. He was also involved in Reporting Accountants’ engagement on initial public offering exercise, due diligence, reviewing financial forecast and projections.

Mr. Chong serves as Auditors and Partner of KHLC PLT where his main responsibility is reviewer and signing partner since October 2020. From July 2014 to September 2020, Mr. Chong served as Auditor and Partner of SBY Partners PLT that provides audit and assurance services. His main responsibility was reviewer and signing partner. Mr. Chong received his Diploma in 2002 from Tunku Abdul Rahman College in Financial Accounting. He achieved his Association of Chartered Certified Accountants certification in 2005.

Avraham Ben-Tzvi, is the founder of ABZ Law Office, a boutique Israeli law firm specializing in corporate & securities laws, commercial law & contracts, and various civil law matters, as well as providing outsourced general counsel services for publicly traded as well as private companies and corporations, which he established in January 2017. Mr. Ben-Tzvi served as Chief Legal Officer and General Counsel of Purple Biotech Ltd. (formerly Kitov Pharma Ltd.) (NASDAQ/TASE: PPBT), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, from November 2015 until April 2020. Prior to that, Mr. Ben-Tzvi served as General Counsel and Company Secretary at Medigus Ltd. (NASDAQ/TASE: MDGS), a minimally invasive endosurgical tools medical device and miniaturized imaging equipment company, from April 2014 until November 2015. Prior to that he served as an attorney at one of Israel’s leading international law firms where, amongst other corporate and commercial work, he advised companies and underwriters on various offerings by Israeli companies listing in the US and on various SEC related filings. Prior to becoming a lawyer, Mr. Ben-Tzvi worked in several business development, corporate finance and banking roles at companies in the financial services, lithium battery manufacturing and software development industries. Since January 5, 2025, Mr. Ben-Tzvi has been serving as a member of our Board of Directors, as well as of the Audit Committee, the Compensation Committee and Nominating and Governance Committee, serving as chairman of the Nominating and Governance Committee. Between October 15, 2024 and December 19, 2024, Mr. Ben-Tzvi served as a member of the Board of Directors of LQR House, Inc. (NASDAQ: YHC), a company in the wine and spirits e-commerce sector. Between March 25, 2024 and August 2, 2024, Mr. Ben-Tzvi served as a member of the Board of Directors of OpGen, Inc. (OTC: OPGN), a precision medicine company. Between December 2023 and February 2025, Mr. Ben-Tzvi served as a member of the Board of Directors of Minim, Inc. (NASDAQ: MINM), a company which delivered smart software-driven communications products under the globally recognized Motorola brand and Minim® trademark. Since August 2022, Mr. Ben-Tzvi has been serving as a member of the Board of Directors of Titan Pharmaceuticals, Inc. (NASDAQ: TTNP), a pharmaceutical company. Mr. Ben-Tzvi holds a B.A., magna cum laude, in Economics from Yeshiva University in New York and an LL.B., magna cum laude from Sha’arei Mishpat College of Law in Hod HaSharon, Israel. Mr. Ben-Tzvi is a licensed attorney and member of the Israel Bar Association and is also licensed as a Notary by the Israeli Ministry of Justice.

David Natan, currently serves as President and Chief Executive Officer of Natan & Associates, LLC, a consulting firm offering chief financial officer services to public and private companies in a variety of industries, since 2007. From February 2010 to May 2020, Mr. Natan served as Chief Executive Officer of ForceField Energy, Inc. (OTCMKTS: FNRG), a company focused on the solar industry and LED lighting products. From February 2002 to November 2007, Mr. Natan served as Executive Vice President of Reporting and Chief Financial Officer of PharmaNet Development Group, Inc., a drug development services company, and, from June 1995 to February 2002, as Chief Financial Officer and Vice President of Global Technovations, Inc., a manufacturer and marketer of oil analysis instruments and speakers and speaker components. Prior to that, Mr. Natan served in various roles of increasing responsibility with Deloitte & Touche LLP, a global consulting firm. Since January 2, 2025, Mr. Natan has been serving as a member of our Board of Directors, as well as on the Compensation Committee Nominating and Governance Committee, and serving as Chair of the Audit Committee. Mr. Natan currently serves as a member of the Board of Directors and Chair of the Audit Committee of Sunshine Biopharma, Inc. (Nasdaq: SBFM), a pharmaceutical and nutritional supplement company, since February 2022. Previously, Mr. Natan has served as a director for the following public companies: Global Technovations, Forcefield Energy, Titan Pharmaceuticals (Nasdaq: TTNP), Minim Inc. (NASDAQ: MINM), Vivakor Inc. (Nasdaq: VIVK), NetBrands Corp. (OTC: NBND), and OpGen Inc. (OTC: OPGN). Mr. Natan holds a B.A. in Economics from Boston University. Based on Mr. Natan’s extensive experience, our Board believes that Mr. Natan has the appropriate set of skills to serve as a member of the Board of Directors of the Company.

Terms of Office

The officers are appointed until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with the Company’s bylaws. The directors are appointed for one-year terms or until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with the Company’s bylaws.

Family Relationships

There are no family relationships between any of the Company’s executive officers and directors.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Recent Transactions with Related Persons

Securities Purchase Agreement of January 2, 2025

On January 2, 2025, the Company entered into a Securities Purchase Agreement (the “January 2 SPA”) between the Company and David Lazer pursuant to which Mr. Lazar acquired from the Company 1,000,000 shares of Series C and 2,100,000 shares of Series D for an aggregate purchase price of $3,100,000, pursuant to the exemptions afforded by the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S thereunder. Pursuant to the January 2 SPA, the purchase took place in two stages. The initial closing took place on January 6, 2025, whereby Mr. Lazar acquired 1,000,000 shares of Series C for a total purchase price of $1,000,000. Pursuant to the January 2 SPA, the final closing occurred on February 6, 2025, after Mr. Lazar obtained stockholder approval, he purchased 2,100,000 shares of Series D Preferred Stock for a total purchase price of $2,100,000 pursuant to the exemptions afforded by the Securities Act and Regulation S thereunder. On February 6, 2025, the Board of the Company approved an amendment to the Certificate of Designations, Preferences, Rights and Limitations of the Series D Preferred Stock to remove the Series D Beneficial Ownership Limitation (the “Amendment”). The Amendment was filed with the Secretary of State of Delaware on February 6, 2025. The Board also adopted resolutions (i) exempting Mr. Lazar’s acquisition of the Common Stock from Section 16(b) of the Exchange Act of 1934, as amended, pursuant to Rule 16b-3 and (ii) granting Mr. Lazar the right to sell, assign or otherwise transfer either the Series C or Series D (as well as any Common Stock underlying any such Series C or Series D) or his rights to acquire the Series D (as well as any Common Stock underlying any such securities) pursuant to the January 2 SPA (the “Securities Purchase Rights”), including by way of option for Mr. Lazar to sell and/or a transferee thereof to purchase, the Securities Purchase Rights.

Securities Purchase Agreement of February 4, 2025

On February 4, 2025, Mr. Lazar and the Company entered into a securities purchase agreement (the “Lazar PIPE Agreement”) for the issuance and sale in a private placement (the “PIPE”) of up to $8,000,000 of shares of Common Stock. Pursuant to the Lazar PIPE Agreement, the Company shall have the right, but not the obligation, to direct Mr. Lazar, by delivering written notice thereof from time to time and until September 30, 2026, to purchase up to $8,000,000 of shares at a purchase price equal to the greater of (i) the consolidated closing bid price immediately prior to the entry of the Lazar PIPE Agreement and (ii) the consolidated closing bid price on the business day preceding the applicable purchase date. Unless otherwise agreed by the Company and Mr. Lazar, the Company’s right to cause Mr. Lazar to purchase shares pursuant to the Lazar PIPE Agreement must be exercised in either $1,000,000 or $2,000,000 increments. The Lazar PIPE Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The issuance of shares pursuant to the Lazar PIPE Agreement will not be registered under the Securities Act or any state securities laws, and will be issued in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation S or Regulation D promulgated thereunder.

The foregoing descriptions of the January 2 SPA and the Lazar PIPE Agreement do not purport to be complete and are qualified in their entirety by reference to the January 2 SPA and the Lazar PIPE Agreement, which are filed as exhibits to Form 8-K filed by the Company with the SEC on January 6, 2025 and February 4, 2025, respectively.

Securities Purchase Agreement

In conjunction with the Purchase Agreement, the Seller sold 1,000,000 shares of Series C and 1,745,262 shares of Series D of the Company held by the Seller to the Purchaser (Datuk Dr. Doris Wong Sing Ee), for good and valuable consideration. Datuk Dr. Doris Wong Sing Ee’s ownership provides her with voting control of the Company pursuant to the exemptions afforded by the Securities Act and Regulation S thereunder. Following the February Sale, Mr. Lazar retained a total of 354,738 shares of Series D Preferred Stock.

Conversion of Shares pursuant to Purchase Agreement

Pursuant to the Purchase Agreement, on the Closing Date of February 26, 2025, the Seller issued written notice to the Company to exercise the conversion rights related to the Series C and Series D shares into Common Stock of the Company registered in the name of Datuk Dr. Doris Wong Sing Ee, the Company’s current Chief Executive Officer and Executive Director, as follows: (i) 1,000,000 shares of Series C were converted into 2,650,000 shares of Common Stock of the Company; and (ii) 1,745,262 shares of Series D were converted into 191,978,820 shares of Common Stock of the Company.

Settlement Agreements with Directors and Executive Officers

On February 26, 2025, the Company entered into a settlement agreement with Dr. Samuel L. Barker (the “Barker Settlement Agreement”). Pursuant to the terms of the Barker Settlement Agreement, Dr. Barker resigned his position as a member of the Board and any positions held on committees of the Board. Dr. Barker will receive his accrued Board fees in full consideration of the release of claims against the Company and other promises and covenants set forth in the Barker Settlement Agreement. Pursuant to the terms of the Barker Settlement Agreement, the Company will provide continuing indemnification to Dr. Barker in a manner consistent with that which was in place as of the effective date of the Barker Settlement Agreement, and will cause to be maintained in effect the Company’s existing director and officer liability insurance pursuant to the Company’s tail insurance coverage and will not modify its governing documents to modify Dr. Barker’s rights under such policy, as further set forth in the Barker Settlement Agreement. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Barker Settlement Agreement, which has been filed as Exhibit 10.3 to that certain Current Report on Form 8-K of the Company filed with the SEC on February 27, 2025.

On January 2, 2025, the Company entered into settlement agreements (the “Director Settlement Agreements”) with Dr. Robert Spiegel, Dr. Christopher Henney, Dr. Brian Schwartz, Dr. Kenneth Ferguson and Ms. Karin Walker (together, the “Resigning Directors”). Pursuant to the terms of the Director Settlement Agreements, each Resigning Director resigned his or her position as a member of the Board and any positions held on committees of the Board. Each Resigning Director has received his or her accrued Board fees in full consideration of the release of claims against the Company and other promises and covenants set forth in the Director Settlement Agreements.

On January 2, 2025, the Company entered into a settlement agreement with Mr. Spiro Rombotis (the “Rombotis Settlement Agreement”). Pursuant to the terms of the Rombotis Settlement Agreement, Mr. Rombotis resigned his position as President and Chief Executive Officer of the Company effective as of the signing of the Purchase Agreement, and agreed to provide transition services to the Company in his capacity as a member of the Board of Directors through the filing of the Company’s Annual Report on Form 10-K for the year ended 2024.

On January 2, 2025, the Company also entered into a settlement agreement with Paul McBarron (together with Mr. Rombotis, the “Resigning Officers”) effective immediately following January 6, 2025 (the “McBarron Settlement Agreement”). Pursuant to the terms of the McBarron Settlement Agreement, Mr. McBarron agreed to provide transition services to the Company in his capacity as a member of the Board of Directors through the filing of the Company’s Annual Report on Form 10-K for the year ended 2024.

Pursuant to the Rombotis Settlement Agreement and the McBarron Settlement Agreement, the Company paid to Mr. Rombotis and Mr. McBarron payments of $279,415.50 and $165,164.50, respectively, and three months later will make a further one-time payment of $279,415.50 and $165,164.50 either in cash or through the issuance of shares of Common Stock, respectively, in full consideration of the release of claims against the Company and other promises and covenants set forth in the Rombotis Settlement Agreement and the McBarron Settlement Agreement.

Pursuant to the terms of the foregoing settlement agreements, the Company will provide continuing indemnification to the Resigning Directors and resigning officers in a manner consistent with that which was in place as of the effective date of the settlement agreements, and will cause to be maintained in effect the Company’s existing director and officer liability insurance pursuant to the Company’s tail insurance coverage and will not modify its governing documents to modify the Resigning Directors’ and Resigning Officers’ rights under such policy, as further set forth in the Settlement Agreements.

Stock-based Compensation

We grant stock options, restricted stock units and restricted stock to officers, employees, directors and consultants under our 2020 Inducement Equity Incentive Plan, our 2018 Equity Incentive Plan, our 2015 Equity Incentive Plan and our Amended and Restated 2006 Equity Incentive Plan, as amended. Pursuant to the Rombotis Settlement Agreement and the McBarron Settlement Agreement, the Company paid to Mr. Rombotis and Mr. McBarron payments of $279,415.50 and $165,164.50, respectively, and three months later will make a further one-time payment of $279,415.50 and $165,164.50 either in cash or through the issuance of shares of Common Stock, respectively, in full consideration of the release of claims against the Company and other promises and covenants set forth in the Rombotis Settlement Agreement and the McBarron Settlement Agreement.

Occasionally we also grant equity-based compensation outside of the various plans. We measure compensation cost for all stock-based awards at fair value on date of grant and recognize compensation over the requisite service period. The fair value of restricted stock and restricted stock units is determined based on the number of shares granted and the quoted price of our common stock on the date of grant. The determination of grant-date fair value for stock option awards is estimated using an option-pricing model, which includes variables such as the expected volatility of our share price, the anticipated exercise behavior of our employees, interest rates, and dividend yields. These variables are projected based on our historical data, experience, and other factors. Changes in any of these variables could result in significant adjustments to the costs recognized for share-based payments.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the Delaware Statutes.

Director Independence

Three of the Company’s directors, Kwang Fock Chong, Avraham Ben-Tzvi, David Natan are considered to be independent, as determined by the standards for director independence set forth in the NASDAQ Marketplace Rules, thus, a majority of the board of directors be independent.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Board Meetings; Annual Meeting Attendance

During fiscal 2024, there were 31 meetings of our Board of Directors, and the Compensation and Organization Development Committee, the Audit Committee, the Nominating and Corporate Governance Committee and the Science and Technology Committee met collectively a total of 9 times. No director attended fewer than 87% of the total number of meetings of the Board of Directors or of the committees of the Board of Directors on which they served during fiscal 2024. We have adopted a policy encouraging our directors to attend annual meetings of stockholders. 100% of our then directors attended our annual stockholders’ meeting held on June 21, 2024.

The Company held a special meeting of stockholders (the “Special Meeting”) on February 6, 2025 at 10:00 a.m. Eastern Time in virtual format. Of the Company’s 13,906,133 shares of Common Stock and Series C Convertible Preferred Stock issued and outstanding and eligible to vote as of the record date of January 6, 2025, 7,092,260 shares, or approximately 51.00% of the eligible shares of Common Stock, were present virtually or represented by proxy. A quorum was present for all matters. Each of the matters set forth below:

Proposal 1: The Company’s stockholders approved (i) the issuance of Common Stock to the Company’s interim Chief Executive Officer, Mr. David Lazar, upon conversion of the Series C Convertible Preferred Stock and Series D Convertible Preferred Stock, and (ii) an amendment to the Series C Preferred Stock Certificate of Designations removing the ownership limitation thereunder, for purposes of Nasdaq Listing Rules 5635(b), (c) and (d).

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
659,603	471,803	9,114	3,301,740

Proposal 2: The Company’s stockholders approved the issuance of shares of Common Stock in connection with the Warrant Exchange Agreement between the Company and Armistice Capital Master Fund Ltd., for purposes of Nasdaq Listing Rule 5635(d).

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
3,257,515	526,024	6,981	3,301,740

Proposal 3: The Company’s stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to effect a reverse stock split at a ratio not less than 1:4 and not more than 1:16 (the “Reverse Stock Split”) such ratio and the implementation and timing of such Reverse Stock Split to be determined in the discretion of the Board. As a routine proposal under applicable rules, no broker non-votes were recorded in connection with this proposal.

Votes For	Votes Against	Votes Abstained
5,659,401	1,402,177	30,682

Proposal 4: The Company’s stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock from 100,000,000 shares to 250,000,000 shares, which number would not be adjusted as a result of the Reverse Stock Split.

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
3,184,066	592,674	13,780	3,301,740

Proposal 5: The Company’s stockholders approved an amendment to the Cyclacel Pharmaceuticals, Inc. 2018 Equity Incentive Plan, as amended to reserve an additional 500,000 shares of Common Stock for issuance thereunder, which number would not be adjusted as a result of the Reverse Stock Split.

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
3,207,112	568,327	15,081	3,301,740

Proposal 6: The Company’s stockholders ratified the appointment of Bush & Associates CPA LLP as our independent registered public accounting firm for our fiscal year ended December 31, 2024. As a routine proposal under applicable rules, no broker non-votes were recorded in connection with this proposal.

Votes For	Votes Against	Votes Abstained
6,194,884	872,187	25,189

Proposal 7: The Company’s stockholders approved an adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there were insufficient votes to adopt any of the above proposals. As a routine proposal under applicable rules, no broker non-votes were recorded in connection with this proposal.

Votes For	Votes Against	Votes Abstained
6,067,846	999,712	24,702

Committees of the Board

The Board of Directors has established three standing committees: (1) the Compensation and Organization Development Committee, (2) the Audit Committee, and (3) the Nominating and Corporate Governance Committee. The Board of Directors has also determined that each member of these committees meets the independence requirements applicable to each such committee as prescribed by Nasdaq and the SEC. Actions taken by our committees are reported to the full board. Each of our committees has a charter and each charter is posted on our website.

Audit Committee. Our Audit Committee has three members: David Natan (Chair), Kwang Fock Chong and Avraham Ben-Tzvi. All members of the Audit Committee satisfy the current independence standards promulgated by Nasdaq and the SEC, as such standards apply specifically to members of audit committees. The Board of Directors has determined that David Natan is an “audit committee financial expert,” as the SEC has defined that term in Item 407 of Regulation S-K.

Compensation and Organization Development Committee. Our Compensation and Organization Development Committee is composed entirely of directors who are not our current or former employees, all of whom qualify as independent under the definition promulgated by Nasdaq and the SEC. The Compensation and Organization Development Committee currently has these members: Kwang Fock Chong (Chair), David Natan and Avraham Ben-Tzvi. Our Compensation and Organization Development Committee’s role and responsibilities are set forth in its written charter and include reviewing, approving and making recommendations regarding our compensation policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Board of Directors are carried out and that such policies, practices and procedures contribute to our success. The Compensation and Organization Development Committee also administers our 2020 Inducement Equity Incentive Plan, our 2018 Equity Incentive Plan, our 2015 Equity Incentive Plan and our Amended and Restated 2006 Equity Incentive Plan, as amended. Our Compensation and Organization Development Committee is responsible for the determination of the compensation of our chief executive officer, and shall conduct its decision making process with respect to that issue without the chief executive officer present.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee consists of Kwang Fock Chong (Chair), David Natan and Avraham Ben-Tzvi, all of whom qualify as independent under the definition promulgated by Nasdaq and the SEC. The functions of the Nominating and Corporate Governance Committee are set forth in the Nominating and Corporate Governance Committee’s charter and include evaluating and making recommendations to the full Board as to the size and composition of the Board and its committees, evaluating and making recommendations as to potential candidates, and evaluating the performance of the Board. Generally, our Nominating and Corporate Governance Committee considers candidates recommended by stockholders as well as from other sources such as other directors or officers, third party search firms or other appropriate sources. Once identified, the Nominating and Corporate Governance Committee will evaluate a candidate’s qualifications in accordance with its guiding principles as set forth in the Nominating and Corporate Governance Committee’s written charter. Additionally, the Nominating Committee will consider issues of diversity among its members in identifying and considering nominees for director, and strive where appropriate to achieve a diverse balance of backgrounds, perspectives, experience, age, gender, ethnicity and country of citizenship on our board of directors and its committees.

Leadership Structure and Role in Risk Oversight

Datuk Dr. Doris Wong Sing Ee serves as the Company’s Chief Executive Officer and Executive Director. Kiu Cu Seng serves as Chief Financial Officer, Secretary and Executive Director. At present, the Company has determined that this leadership structure is appropriate for the Company, due to its relatively small size.

Management is responsible for managing the risks that the Company faces. The Board is responsible for overseeing management’s approach to risk management that is designed to support the achievement of organizational objectives, including strategic objectives and risks associated with our clinical trials, to improve long-term organizational performance and enhance stockholder value. The involvement of the full Board in reviewing our strategic objectives and plans, including with respect to our clinical trials, is a key part of the Board’s assessment of management’s approach and tolerance to risk. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for us. In setting our business strategy, our Board assesses the various risks being mitigated by management and determines what constitutes an appropriate level of risk for us.

While the Board has ultimate oversight responsibility for overseeing management’s risk management process, various committees of the Board assist it in fulfilling that responsibility. Notably, the Audit Committee assists the Board in its oversight of risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements, the Nominating and Corporate Governance Committee reviews legal and regulatory compliance risks and the Compensation and Organization Development Committee assists the Board in its oversight of the evaluation and management of risks related to our compensation policies and practices.

Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion in “Recent Transactions with Related Persons” above, none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Shareholder Communication with the Board

Shareholders may send communications to the Board by writing to Cyclacel Pharmaceuticals, Inc., 611 N. Brand Boulevard, Suite 1300, Glendale, California 91203, Attention: Board of Directors.

Executive Compensation

The information required is incorporated herein by reference from the Company’s Proxy Statement, which will be filed with the SEC within 120 days after the end of our 2024 fiscal year pursuant to Regulation 14A for our 2025 Annual Meeting of Stockholders. See also our discussion in “Recent Transactions with Related Persons” above.

Compensation of Directors

The information required is incorporated herein by reference from the Company’s Proxy Statement, which will be filed with the SEC within 120 days after the end of our 2024 fiscal year pursuant to Regulation 14A for our 2025 Annual Meeting of Stockholders. See also our discussion in “Recent Transactions with Related Persons” above.

Employment Agreements

The Company’s newly appointed officers and directors are entitled to compensation for their service to the Company and are expected to enter into employment agreements with the Company in the near future.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to the Company relating to the beneficial ownership of shares of the Company’s voting securities, as of March 5, 2025, by each person who is known by us to be the beneficial owner of more than 5% of our outstanding voting stock; each director; each named executive officer; and all named executive officers and directors as a group. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Effective Voting Power
Common Stock
Executive Officers and Directors
Datuk Dr. Doris Wong Sing Ee(2)	194,628,820	79.0%
Kiu Cu Seng	0	0%
Kwang Fock Chong	0	0%
Avraham Ben-Tzvi(3)	0	0%	See Note 3
David Natan(4)	0	0%	See Note 4
Officers and directors, as a group (5 persons)	194,628,820	79.00%
Series D Convertible Preferred Stock
David Lazar(5)	39,021,180	15.84%

(1)	(a) 207,336,389 shares of Common Stock outstanding as of March 5, 2025, (b) 264 shares of Series A Preferred Stock outstanding as of March 5, 2025 convertible into 440 shares of Common Stock, and (c) 354,738 shares of Series D Convertible Preferred Stock outstanding as of March 5, 2025, convertible into 39,021,180 shares of common stock.,
(2)	The Company’s Chief Executive Officer, Datuk Dr. Doris Wong Sing Ee, owns 79.0% of the outstanding shares of the Company’s Common Stock and will, therefore, be able to control the management and affairs of the Company, as well as matters requiring the approval by the Company’s shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of its assets, and any other significant corporate transaction.
(3)	On February 26, 2025, Avraham Ben-Tzvi was granted 700,000 Non-Qualified Stock Options to purchased shares of Common Stock in consideration of his services as a director of the Company with an exercise price of $0.33. The option grant became exercisable on the grant date.
(4)	On February 26, 2025, David Natan was granted 700,000 Non-Qualified Stock Options to purchased shares of Common Stock in consideration of his services as a director of the Company with an exercise price of $0.33. The option grant became exercisable on the grant date.
(5)	Following the February Sale, David Lazar retained a total of 354,738 shares of Series D Preferred Stock, convertible into 39,021,180 shares of Common Stock.

Changes in Control

The Company does not currently have any additional arrangements, which if consummated, may result in a change of control of our Company.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Agreements or resignation of directors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board at: c/o Cyclacel Pharmaceuticals, Inc., 200 Connell Drive, Suite 1500, Berkeley Heights, NJ 07922, Attention: Board of Directors. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Cyclacel Pharmaceuticals, Inc.

Dated: March 5, 2025	By:	/s/ Datuk Dr. Doris Wong Sing Ee
Datuk Dr. Doris Wong Sing Ee
Chief Executive Officer